SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)

(Amendment No. 1)

ABER DIAMOND CORPORATION

(Name of Issuer)

Common Stock

(Title of Class of Securities)

002893105

(CUSIP Number)

December 31, 2006

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)

☐	Rule 13d-1(c)

☐	Rule 13d-1(d)

1The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the pur-pose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 002893105	13G	Page 2 of 5 Pages

1. _______	NAME OF REPORTING PERSON: RBC Asset Management Inc. (1) I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION: The jurisdiction of organization is Canada (federally incorporated company).
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH ___________________	5. _______	SOLE VOTING POWER N/A
	6.	SHARED VOTING POWER N/A
	7.	SOLE DISPOSITIVE POWER N/A
	8.	SHARED DISPOSITIVE POWER N/A
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON N/A
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 N/A
12.	TYPE OF REPORTING PERSON Foreign Investment Advisor which received SEC no-action relief to file on Schedule 13G as a “Qualified Investment Investor”.

*SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1 (a).	Name of Issuer:

Aber Diamond Corporation

Item 1 (b).	Address of Issuer’s Principal Executive Offices:

250 University Ave, Toronto, Ontario, CANADA, M5H 3E5

Item 2(a).	Name of Person Filing:

RBC Asset Management Inc. (“RBC AM”)

Item 2 (b).	Address of Principal Business Office or, if none, Residence:

RBC Asset Management (“RBC AM”)
Royal Trust Tower, Suite 3800
77 King Street West
Toronto, Ontario M5K 1H1

Item 2 (c).	Citizenship:

Canada

Item 2 (d).	Title of Class of Securities:

Common Stock

Item 2(e).	CUSIP Number:

002893105

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

1.	RBC Asset Management Inc. is a Foreign Investment Advisor which received SEC no-action relief on Schedule 13G as a Qualified Institutional Investor

Item 4.	Ownership

(a)	Amount beneficially owned:
1.	RBC AM - N/A

(b)	Percent of class:
1.	RBC AM - N/A

(c)	Number of shares as to which such person has:
(i)	sole power to vote or to direct the vote: N/A
(ii)	shared power to vote or to direct the vote:
1.	RBC AM - N/A

(iii)	sole power to dispose or to direct the disposition of: N/A
(iv)	shared power to dispose or to direct the disposition of:
1.	RBC AM - N/A

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☒

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

1.
RBC AM is a foreign investment advisor which has received SEC no-action relief to file on Schedule 13G as a Qualified Institutional Investor. Accounts managed on a discretionary basis by RBC AM are known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from, the sale of such securities.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

N/A

Item 8.	Identification and Classification of Members of the Group.

N/A

Item 9.	Notice of Dissolution of Group.

N/A

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

(1) RBC Asset Management Inc. is the successor in interest to RBC Global Investment Management Inc. and RBC Funds Inc., which were amalgamated in 2003.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 12, 2007
(Date)

“M.George Lewis”
(Signature)

M. George Lewis / Head, Brokerage, Asset Management & Products Canada
(Name/Title)